UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2024

Commission File Number 001-40613

DigiAsia Corp.

(Translation of registrant’s name into English)

One Raffles Place #28-02

Singapore 048616

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Amendment to Secured Promissory Note

On August 7, 2024, DigiAsia Corp. (the “Company”), and DigiAsia Inc., a Delaware corporation, entered into a Note Amendment Agreement to a certain Secured Promissory Note, dated as of April 2, 2024 (the “Note”), with the “Lenders” identified therein (collectively, the “Lenders”), pursuant to which the parties amended certain terms and conditions of the Note. These amendments included the Company (i) The Company repaying $2,775,732.93 which has been completed at the time of the Note Amendment Agreement, (ii) agreeing to use net proceeds of any equity or debt capital raise by the Company (or any direct or indirect subsidiary) to pay outstanding obligations under the Note, (iii) shortening the maturity date from November 30, 2024, to September 30, 2024 (iv) an existing shareholder of the Company agreeing to provide freely tradable shares of the Company to the Lenders as collateral. As of August 9, 2024, the Company has $1,324,267.07 in obligations currently outstanding under the Note.

Exhibits No.	Description
10.1	Note Amendment Agreement, dated August 7, 2024, by and among DigiAsia Corp. and the Lenders party thereto

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DigiAsia Corp.
(Registrant)

Date: August 9, 2024	By:	/s/ Subir Lohani
	Name:	Subir Lohani
	Title:	Chief Financial Officer and Chief Strategy Officer

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